SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)


                                 ACTV, INC.
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                              (Name of issuer)


                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                       (Title of class of securities)


                                00088 E 10 4
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                              (CUSIP number)


                           Diana M. Daniels, Esq.
               Vice President, General Counsel and Secretary
                        The Washington Post Company
                           1150 15th Street, N.W.
                            Washington, DC 20071
                            Tel. (202) 334-6000
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    (Name, address and telephone number of person authorized to receive notices and communications)


                               March 25, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

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   CUSIP No. 00088 E 10 4       Schedule13D           Page 2 of  5  Pages
             ------------     Amendment No. 5             ---   ---
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      The Washington Post Company
                              53-0182885
                      (I.R.S. Employer Indemnification No.)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                 (b)[ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS
                      WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2
        (d) or 2(e)                                                  [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      State of Delaware
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   NUMBER OF         7  SOLE VOTING POWER
    SHARES                   895,000 (see text of Items 4 and 5)
 BENEFICIALLY
   OWNED BY          8  SHARED VOTING POWER
     EACH                    741,334 (see text of Items 4 and 5)
   REPORTING
  PERSON WITH        9  SOLE DISPOSITIVE POWER
                             1,636,334 (see text of Items 4 and 5)

                    10  SHARED DISPOSITIVE POWER
                             0 (see text of Items 4 and 5)
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,636,334 (see text of Items 4 and 5)
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                    [ ] (See text of Items 4 and 5)
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13      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)
                      4.926% (see text of Item 5)
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14      TYPE OF REPORTING PERSON
                      CO
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          The Washington Post Company, a Delaware corporation ("TWP"), hereby amends and supplements in its Statement on Schedule 13D (the "Original 13D") relating to the common stock, par value $0.10 per share (the "Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer") with its principal executive offices at 1270 Avenue of the Americas, New York, NY 10020, as such Original 13D was filed with the Securities and Exchange Commission (the "Commission") by TWP on March 26, 1992 and subsequently amended. The Original 13D, as amended by amendment no. 1, amendment no. 2, amendment no. 3 and amendment no. 4 is hereinafter referred to as "Schedule 13D". All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 4.   Purpose of Transaction.

          The text of Item 4 is followed by the following:

          On March 4, 1999, TWP withdrew 1,600,000 shares of Common Stock from the Voting Trust described above. Between March 9, 1999 and March 26, 1999, TWP sold 705,000 shares of Common Stock at prices between $7.07374 and $7.6225 per share for a total of $5,211,545.57 (equal to $7.39226 per share) on NASDAQ through Salomon Smith Barney. From time to time, TWP may withdraw additional shares from the Voting Trust and sell such shares.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

          On March 4, 1999, TWP withdrew 1,600,000 shares of Common Stock from the Voting Trust described in Item 4 above. Between March 9, 1999 and March 26, 1999, TWP sold 705,000 shares of Common Stock at prices between $7.07374 and $7.6225 per share for a total of $5,211,545,57 (equal to $7.39226 per share) on NASDAQ through Salomon Smith Barney. TWP is deemed to beneficially own, in the aggregate, shares of Common Stock, or 4.926% of the outstanding Common Stock. Such percentage of shares is calculated on the basis that the 33,217,184 shares of Common Stock which the Issuer has disclosed were issued and outstanding on March 19, 1999, and continue to be the only shares of Common Stock outstanding.

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


          Pursuant to the Voting Trust Agreement, William C. Samuels serves as the Voting Trustee for TWP's Deposited Shares as described in Item 4 above. Certain information about Mr. Samuels is set forth below:

                  William C. Samuels
                  ACTV, Inc.
                  1270 Avenue of the Americas
                  New York, NY 10020
                  President and Chief Executive Officer

          To the best knowledge of TWP, during the last five years, Mr. Samuels has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pursuant to the termination of the Issuer Option Agreement, TWP and the Issuer no longer share beneficial ownership of 1,000,000 shares of Common Stock.

          Except as set forth above, neither TWP, nor, to the best knowledge of TWP, any person listed on Annex A, has effected any transactions in Common Stock during the past 60 days.

          From time to time, TWP may withdraw additional shares from the Voting Trust described above and sell such shares.


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


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 26, 1999


                                    THE WASHINGTON POST COMPANY,

                                         by /s/ John B. Morse, Jr.
                                            ------------------------
                                            Name:   John B. Morse, Jr.
                                            Title:  Vice President-Finance


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